FTAI FINANCE HOLDCO LTD.
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
(212) 798-6100

October 6, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	FTAI Finance Holdco Ltd. (the “Company”) Registration Statement on Form S-4 File No. 333-266851

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333- 266851) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on October 11, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694 and that such effectiveness also be confirmed in writing.

Very truly yours,

FTAI Finance Holdco Ltd.

By:	/s/ Joseph P. Adams, Jr.
	Name:	Joseph P. Adams, Jr.
	Title:	Chairman and Chief Executive Officer

cc:	Eun (Angela) Nam FTAI Finance Holdco Ltd.

cc:	Joseph A. Coco, Esq. Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Blair T. Thetford, Esq. Skadden, Arps, Slate, Meagher & Flom LLP